


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
186
SECTION

SECUR ... ION

07003888

BB 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-OHIO SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Burns Road
(No. and Street)

Elyria	OH	44035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Desich (440) 323-5491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 East Broad St., Suite A	Elyria	OH	44035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Richard Desich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Ohio Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


NOTARIAL SEAL
STATE OF OHIO

LORI OKES
Notary Public
In and for the State of Ohio
My Commission Expires
Oct. 24, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (a corporation) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 19, 2007

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

	A. I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES:			
Accounts payable	$ 30,328		$ 30,328
Payable to brokers or dealers			
Accrued expenses	10,373	$ -0-	10,373
Total liabilities	40,701	-0-	40,701
STOCKHOLDERS' EQUITY:			
Common stock, stated value $5 per share; Authorized 500 shares, Issued and outstanding 128 shares			640
Additional paid-in capital			55,673
Retained earnings			2,215,116
Total stockholders' equity	-0-	-0-	2,271,429
	$ 40,701	$ -0-	$ 2,312,130

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2006

REVENUE (from previous page):		$ 927,503
EXPENSES:		
Clerical and administrative salaries	$ 119,232	
Compensation of voting stockholders/officers	6,929	
Employee and representatives' benefits and taxes	10,715	
Commissions and clearance paid to all other brokers	273,130	
Interest	519	
Occupancy	42,287	
Regulatory fees	9,415	
Retirement plan	5,177	
Settlement expenses	24,000	
Other	435,368	926,772
NET INCOME BEFORE INCOME TAXES		731
PROVISION FOR INCOME TAXES (Note 8):		129
NET INCOME		$ 602

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2006

BALANCE - Beginning of year		$ 2,252,421
ADDITIONS:		
Prior period adjustment (Note 7)	$ 18,406	
Net income	602	19,008
BALANCE - End of year		$ 2,271,429

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 602
Adjustments to reconcile net income to net cash provided by operating activities	
Gain on disposal of fixed assets	(166,510)
Tax refund from NOL carryback	18,406
(Increase) decrease in:	
Marketable securities	220,980
Receivables from brokers and dealers	(6,523)
Receivables - other	(55)
Securities and spot commodities	(290,392)
Other assets	8,907
Increase (decrease) in:	
Secured notes payable	(326)
Accounts payable	(11,959)
Accrued expenses	1,925
Net cash used in operating activities	(224,945)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of fixed assets and customer lists	198,574
Net cash provided by investing activities	198,574
DECREASE IN CASH	(26,371)
CASH - Beginning of year	67,959
CASH - End of year	$ 41,588
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 519
Cash paid during the year for income taxes	$ 15,000

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis. The Company is located in Elyria, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Securities:

Securities owned are valued at market value and securities owned not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight-line and modified accelerated cost recovery methods over the estimated useful lives of the various assets. Capital improvements are stated at cost and are amortized over the economic useful life of the improvement.

Maintenance, repairs, and minor renewals are charged against earnings when incurred. Additions and major renewals are capitalized.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 1. Summary of Significant Accounting Policies (Continued):

D. Property and Equipment (Continued):

Depreciation expense for the year ended December 31, 2006 was $-0-.

Property and equipment are summarized as follows:

Customer lists	$96,190

E. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

G. Concentration of Credit Risk for Cash held at Banks and Brokerage Firm:

The Company maintains cash balances at several banks and with one brokerage firm. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The brokerage account contains cash that is protected up to $100,000 by the Securities Investor Protection Corporation.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 2. Receivable from Clearing Organization:

An inventory loan receivable in the amount of $58,063 is due from Dain Correspondent Services, a division of Dain Rauscher Incorporated, a broker clearing house, and National Financial Services, LLC, a division of Fidelity Investments.	$ 58,063

Note 3. Defined Contribution Plan:

The Company sponsors a defined contribution pension 401(k) plan covering all employees meeting certain plan requirements.

Pension expense for year ended December 31, 2006 was $5,177.

Note 4. Net Capital Requirement:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $1,865,298 which was $1,615,298 in excess of its required net capital of $250,000. The Company's net capital ratio was 7.46 to 1.

Note 5. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2006, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 6. Investment:

The Company has an investment in a wholly-owned subsidiary, Mid-Ohio Capital Investment Services, Inc. which is carried at cost. These financial statements reflect only the activity of Mid-Ohio Securities Corp. and do not reflect any intercompany eliminations.

Note 7. Prior Period Adjustment:

A prior period adjustment in the amount of $18,406 consists of a federal income tax refund received for a net operating loss carryback which reduced taxable income and the corresponding corporate income tax from a prior year.

Note 8. Provision for Income Taxes:

Current provision for income taxes in the amount of $129 reflects timing differences between financial statement and income tax reporting mainly due to the recognition of unrealized gains or losses on marketable securities for financial statement purposes.

SUPPLEMENTARY INFORMATION

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

NET CAPITAL

Total Stockholders' Equity	$ 2,271,429	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-	
B. Deferred federal income taxes	-0-	
Total capital and allowable subordinated liabilities		$ 2,271,429
Deductions and/or Charges:		
Non-allowable assets:		
Receivables from customers	-0-	
Securities owned readily marketable	-0-	
Property and equipment	96,190	
Due from related parties	-0-	
Deferred expense	-0-	
Other assets	47,411	143,601
Net Capital before Haircuts on Securities Positions		2,127,828
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
Stocks and warrants	103,039	
Other securities	123,587	
B. Undue concentration	35,904	262,530
Net Capital		$ 1,865,298

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company Part II unaudited FOCUS report		$ 1,906,738
Decrease in assets	$ (26,442)	
Increase in liabilities	(40,233)	
Decrease in non-allowable assets	26,442	
Increase in undue concentration	(1,207)	(41,440)
Net capital per above		$ 1,865,298

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,715
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,615,298
Excess net capital at 1500%	$ 1,862,583
Excess net capital at 1000%	$ 1,861,228
Ratio: Aggregate indebtedness to net capital	.02 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 30,327
Accrued expenses	10,373
Deferred federal income tax	-0-
Notes payable	-0-
Total aggregate indebtedness	$ 40,700
Percentage of aggregate indebtedness to net capital	2%
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	-0-%

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -0-
Total credit items	-0-
DEBIT BALANCES	
Total debit items	-0-
RESERVE COMPUTATION	
Excess of total debits over total credits	$ -0-
Amount held on deposit in "Reserve Bank Account"	$ 316
Amount on deposit including value of qualified securities	-0-
New amount in Reserve Bank Accounts after adding deposit including value of qualified securities	$ 316

The reserve computation is made on a weekly basis.

RECONCILIATION with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2005)

Reserve computation, as reported in Company Part II unaudited FOCUS report	$ -0-
Interest earned	-0-
Reserve bank accounts balance per above	$ -0-
Excess as reported in Company's Part II FOCUS Report	$ -0-
Excess per this computation	$ -0-

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items	-0-

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customer's fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditors' Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (a corporation) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the corporation's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dearlers, and is not intended to be and should not be used by anyone other than these specified parties.

Radachi & Company

February 19, 2007

END